Exhibit 8.2

February 29, 2012

Board of Directors

HomeTrust Bank

10 Woodfin Street

Asheville, North Carolina 28802

RE: North Carolina Corporate Income Tax Opinion Relating To The Conversion of HomeTrust Bank, Clyde, North Carolina, From A Federal-Chartered Mutual Savings Bank To A Federal-Chartered Stock Savings Bank Under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, As Amended

Gentlemen:

In accordance with your request set forth herein below is the opinion of Dixon Hughes Goodman LLP (“we” or “the firm”) relating to the North Carolina state corporate income tax consequences of the conversion (“Conversion”) of HomeTrust Bank, Clyde, North Carolina (“Mutual”) from a federally-chartered mutual savings bank to a federally-chartered stock savings bank (“Stock Bank”) pursuant to the provisions of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”).

This North Carolina corporate state income tax opinion is strictly limited to the state tax implications associated with representations made with respect to the federal income tax treatment of the Conversion as represented in a separate federal tax opinion (“Federal Opinion”) on the Conversion issued by Silver, Freedman, & Taff, LLP. In relying solely on the representations and federal income tax treatment conclusions of the Federal Opinion, we disclaim any accuracy as to the representations and federal income tax treatment conclusion of the Federal Opinion.

Our analysis of North Carolina corporate income tax statutes, regulations, revenue rulings, revenue directives, and judicial precedents provide that no deviation will be required from the federal income tax treatment regarding the following aspects of the Conversion of HomeTrust Bank from a federally-chartered mutual savings bank to a federally-chartered stock savings bank pursuant to the provisions of Section 368(a)(1)(F) of the Internal Revenue Code.

1)	The Conversion will constitute a tax-free reorganization within the meaning of section 368(a)(1)(F) of the Internal Revenue Code for North Carolina income tax purposes with respect to both Mutual Bank and Stock Bank to the extent it qualifies as such for federal tax purposes.

2)	Stock Bank will recognize no gain or loss for North Carolina state income tax purposes upon the receipt of money and other property, if any, in the Conversion, in exchange for its shares to the extent no gain or loss is recognized for federal tax purposes.

HomeTrust Bank.

February 29, 2012

3)	No gain or loss will be recognized by Holding Company upon the receipt of cash in exchange for Conversion Stock for North Carolina income tax purposes to the extent no gain or loss is recognized for federal tax purposes.

4)	The basis of Mutual’s assets in the hands of Stock Bank will be the same as such basis for federal tax purposes.

5)	Stock Bank’s holding period of the assets of Mutual for North Carolina income tax purposes will be the same as Stock Bank’s holding period of the assets for federal tax purposes.

6)	The creation of the liquidation account on the records of Stock Bank will have no effect on Mutual’s or Stock Bank’s taxable income, deductions, or additions to the reserve for bad debts for North Carolina income tax purposes to the extent it has no such effect for federal tax purposes.

7)	The basis of Conversion Stock to its shareholders for North Carolina income tax purposes will be the same as their basis for federal tax purposes.

8)	A shareholder’s holding period for Conversion Stock acquired through the exercise of the Subscription Rights shall begin on the date on which the Subscription Rights are exercised for North Carolina income tax purposes to the extent the holding period begins on the same date for federal tax purposes.

North Carolina Gen. Statute §105-130.2(5c) provides that the starting point for the North Carolina corporate income tax computation is the amount of federal taxable income calculated pursuant to the Internal Revenue Code on the corporation’s federal tax return as adjusted for state modifications to federal taxable income pursuant to N.C.G.S. § 105-130.5. N.C.G.S. § 105-130.5 does not contain any state modifications to federal taxable income that would alter the federal income tax treatment of the Conversion with regard to HomeTrust Bank or its shareholders.

The above opinions are effective only to the extent that the Federal Opinion is effective. No opinion is expressed herein as to the North Carolina state corporate income tax treatment on any other aspect of the Conversion other than those provided in the eight above opinions.

This North Carolina state corporate income tax opinion at issue constitutes a Limited Scope Opinion pursuant to Section 10.35 of U.S. Treasury Circular 230 to where the scope of this opinion and the taxpayer’s reliance on the opinion for purposes of avoiding penalties will be limited to the North Carolina state corporate income tax treatment of HomeTrust Bank associated with the federal tax issue(s) noted in the above opinions as addressed in the Federal Opinion. This opinion does not opine on any aspect of the North Carolina corporate income tax treatment associated with the federal income tax treatment of the grant of Subscription Rights as addressed in the Federal Opinion.

We are furnishing this opinion in connection with the filing of Holding Company’s Registration Statement on Form S-1; as amended, and this opinion is not to be relied upon for any other purpose without our prior written consent. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to such Registration Statement, and to the references therein to us.

HomeTrust Bank.

February 29, 2012

In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely,

DIXON HUGHES GOODMAN LLP

Charlotte, North Carolina